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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                  Commission File Number 0-24684



[X] Form 10-K and Form 10-KSB       [ ] Form 11-K
[ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB       [ ] Form N-SAR

For Period Ended: Year Ended December 31, 2001


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:



Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________



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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:  Zenex Telecom, Inc.

Former name if applicable: Lone Wolf Energy, Inc.

Address of principal executive office (street and number): 201 Robert S Kerr,
                                                           Suite 500

City, state and zip code: Oklahoma City, Oklahoma 73102



                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will
[X] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant underwent a change of control in March 2002, which included a change in management. The independent auditors have completed most of their audit work with respect to the financial statements for the year ended December 31, 2001, but new management has not had adequate time to complete its work on the Form 10-KSB.



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                                     PART IV

                                OTHER INFORMATION



(1) Name and telephone number of person to contact in regard to this notification.

         Ron Carte                                   405-749-9999
         (Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                            [ ] Yes         [X] No

         The registrant believes that the definitive proxy statement for the 2001 annual meeting was never filed.

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [ ] Yes         [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               Zenex Telecom, Inc.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 1, 2002                    By: /s/ Ron Carte
                                          ------------------------------
                                          Ron Carte, President and Chief
                                          Executive Officer